One First Avenue, Parris Building 34, Navy Yard Plaza

Boston, Massachusetts 02129

February 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Bednarowski

Re:	Ziopharm Oncology, Inc.

Registration Statement on Form S-3

Filed February 7, 2019

File No. 333-229555

Acceleration Request

Requested Date: February 21, 2019

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-229555) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on February 21, 2019, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney Thorne of Cooley LLP, counsel to the undersigned registrant, at (617) 937-2318.

[Signature page follows]

Very truly yours, ZIOPHARM ONCOLOGY, INC.

By:	/s/ Robert Hadfield
Robert Hadfield General Counsel and Secretary

cc:	Laurence J.N. Cooper, M.D., Ph.D., Ziopharm Oncology, Inc.

Kevin G. Lafond, Ziopharm Oncology, Inc.

Joshua D. Rottner, Cooley LLP

Marc A. Recht, Cooley LLP

Courtney T. Thorne, Cooley LLP